SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071-3144 ________	FIRM/AFFILIATE OFFICES ________
TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com December 19, 2011	BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO

VIA EDGAR

Adam F. Turk, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apartment Investment and Management Company AIMCO Properties, L.P. Registration Statement on Form S-4
Filed July 28, 2011 File No.: 333-175846

Dear Mr. Turk:

Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P. (“Aimco OP”) are today filing an amendment to the Registration Statement (File No. 333-175846) on Form S-4 (the “CPF XVII Form S-4”) referenced above. The CPF XVII Form S-4 relates to the merger of Century Properties Fund XVII, LP.

We hereby confirm, on behalf of Aimco and Aimco OP, that the changes made to the CPF XVII Form S-4 are similar in nature to those that were previously made by Aimco and Aimco OP in the amendments to three Registration Statements on Form S-4 (File Nos. 333-175843, 333-175848 and 333-175853), filed with the Securities and Exchange Commission on November 15, 2011 (the “Prior Filings”). The changes made to the CPF XVII Form S-4 (including opinions filed as exhibits) respond to the Staff’s comments in the same manner as the Prior Filings.

*        *        *         *

Mr. Adam F. Turk

Securities and Exchange Commission

December 19, 2011

If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5567.

Respectfully yours,

/s/ Nicolai Schwarz-Gondek
Nicolai Schwarz-Gondek

cc:	John Bezzant, Executive Vice President
Apartment Investment and Management Company Trent Johnson, Vice President and Assistant General Counsel
Apartment Investment and Management Company